                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                                Meadowcraft, Inc.
                                (Name of Issuer)


                          Common Stock - $.01 Par Value
                         (Title of Class of Securities)


                                   583204 10 2
                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).






1.       Name of Reporting Person:  Mary M. Blount

2.       Check the Appropriate Box if a Member of a Group:

         (a)
         (b)

3.       SEC Use Only:

4.       Citizenship or Place of Organization: United States citizen

         Number of                  5.      Sole Voting Power: 3,200,000 shares
         Shares Bene-
         ficially                   6.      Shared Voting Power:  11,190,975 shares
         Owned by
         Each                       7.      Sole Dispositive Power: 3,200,000 shares
         Reporting
         Person With                8.      Shared Dispositive Power:  11,190,975 shares

9.       Aggregate Amount Beneficially Owned by Reporting Person:
         14,390,975 shares

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares:

11.      Percent of Class Represented by Amount in Row 9: 73.0%

12.      Type of Reporting Person: IN

Item 1(a)         Name of Issuer: Meadowcraft, Inc.

Item 1(b)         Address of Issuer's Principal Executive Office:
                  95 Carson Road
                  Birmingham, Alabama 35215

Item 2(a)         Name of Person Filing: Mary M. Blount

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                  2 Rockledge Road
                  Mountain Brook, Alabama 35213

Item 2(c)         Citizenship: United States Citizen

Item 2(d)         Title of Class of Securities:
                  Common Stock, $.01 Par Value

Item 2(e)         CUSIP Number:  583204 10 2

Item 3   Not applicable.

Item 4   Ownership:

                  (a)      Amount Beneficially Owned: 14,390,975 shares

                  (b)      Percent of Class:  73.0%

                  (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:          3,200,000 shares
                  (ii)     Shared power to vote or to direct the vote:           11,190,975 shares
                  (iii)    Sole power to dispose or to direct the disposition of: 3,200,000 shares
                  (iv)     Shared power to dispose or to direct the disposition of: 11,190,975 shares


Item 5   Ownership of 5% or Less of a Class:   Not Applicable

Item 6   Ownership of More than 5% on Behalf of Another Person:  Not Applicable

Item 7   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
         By the Parent Holding Company.  Not Applicable.

Item 8   Identification and Classification of Members of the Group.  Not Applicable.

Item 9   Notice of Dissolution of Group.  Not Applicable.

Item 10  Certification. Not Applicable

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 12, 1998
                                    ----------------------------------------
                                    (Date)

                                    /s/ Mary M. Blount
                                    ----------------------------------------
                                    (Signature)


                                    Mary M. Blount
                                    (Name and Title)